GameSquare Holdings, Inc.

6775 Cowboys Way, Ste. 1335

Frisco, Texas 75034

August 20, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Jenna Hough

Re:	GameSquare Holdings, Inc.
Registration Statement on Form S-1
File No. 333-280863

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), GameSquare Holdings, Inc. (the “Company”) hereby requests that the effective date of the above-referenced registration statement (the “Registration Statement”) be accelerated to August 22, 2024, at 4:00 p.m., Eastern Time, or as soon thereafter as practicable, unless we or our outside counsel, Baker & Hostetler LLP, request by telephone that such Registration Statement be declared effective at some other time. In making this acceleration request, the Company acknowledges that it is aware of its obligations under the Act.

We request that we be notified of such effectiveness by a telephone call to Alan A. Lanis, Jr. of Baker & Hostetler LLP, counsel to the Company, at (310) 442-8850 and that such effectiveness also be confirmed in writing.

Very truly yours,

GameSquare Holdings, Inc.

By:	/s/ Justin Kenna
Justin Kenna
Chief Executive Officer